UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Public-Held Company with Authorized Capital

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. informs to its shareholders and the market that, in continuation to the Notices to the Market disclosed on October 27th, 2017 and December 22nd, 2017, the authorizations by the Brazilian Administrative Council for Economic Defense (CADE) and the national Bank of Economic and Social Development (BNDES) were granted for the sale of 100% of the shares issued by BW Guirapá I S.A. (“BW I”), held by its controlled company Santander Corretora de Seguros, Investimentos e Serviços S.A. and by Brazil Wind S.A. to CIA. de Ferro Ligas Da Bahia – FERBASA S.A., and of the 7 wind farms organized as special purpose companies held by BW I.

The closing of the transaction remains conditioned to the fulfilment of other precedent conditions established by the parties in the share purchase agreement.

São Paulo, March 9, 2018.

Angel Santodomingo

Investors Relations Officer

JUR_SP - 28353944v3 1453024.369570

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 9, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer